

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2018

Douglas Raucy
President and Chief Executive Officer
1347 Property Insurance Holdings, Inc.
1511 N. Westshore Blvd., Suite 870
Tampa, FL 33607

    Re: 1347 Property Insurance Holdings, Inc.
        Registration Statement on Form S-1
        Filed January 8, 2018
        File No. 333-222470

Dear Mr. Raucy:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed January 8, 2018

Cover Page

1.   We note that there is no established public trading market for the Preferred Stock. Please revise the cover page and throughout the prospectus to disclose a fixed price at which you intend to sell the Preferred Stock. Refer to Item 501(b)(3) of Regulation S-K.

2.   We note your disclosure on the prospectus cover page that if your Nasdaq listing application is approved, you expect trading to commence within 30 days following the initial issuance of the Preferred Stock. Please clearly state on the cover page and elsewhere as appropriate whether approval of the listing is a condition to the offering.

Compensation of Executive Officers, page 66

3.   Please update executive compensation and director compensation to reflect data for the last completed fiscal year. Please refer to Question 117.05 of the Compliance and Disclosure Interpretations for Regulation S-K.

Incorporation by Reference, page 93

4.   We note that you incorporate information by reference into your registration statement. However, to be eligible to incorporate by reference, you must have filed your annual report required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed fiscal year. See General Instruction VII.C to Form S-1. Please amend the registration statement to include all disclosure required by Form S-1, or, in the alternative, file your Form 10-K for the fiscal year ended December 31, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jurgita Ashley